

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Jack A. Cuneo
President & Chief Executive Officer
CB Richard Ellis Realty Trust
47 Hulfish Street, Suite 210
Princeton, New Jersey 08542

> **Re:** **CB Richard Ellis Realty Trust**
> **Post-Effective Amendment No. 9 to Form S-11**
> **Filed April 21, 2011**
> **File No. 333-152653**
>
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 000-53200**

Dear Mr. Cuneo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Distribution Policy, page 39

1. Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception.

Non-GAAP Supplemental Financial Measure: Funds from Operations, page 43

2. Please revise this section to more clearly explain how FFO as adjusted is useful to an investor. To the extent you believe that FFO as adjusted is a useful measure for potential investors to evaluate historical performance during the offering stage, please provide more detailed disclosure on why, particularly given that the measure may exclude

significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using FFO as adjusted as a historical performance measure. Alternatively, if you believe that FFO as adjusted may be a useful for an investor assessing the sustainability of current operating performance in the future, after the offering stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors.

3. Refer to the reconciliation table on page 45. We note that you reconcile FFO as adjusted from GAAP net loss through NAREIT FFO, and then provide FFO per share and FFO as adjusted per share. Please accompany FFO as adjusted per share and FFO per share disclosure with net loss per share disclosure.

Real Estate Investments, page 56

4. We note that you disclose average effective annual rents on a portfolio basis per property type. It is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations. Furthermore, please also disclose the average effective annual rent per square foot or unit, which takes into account tenant concessions, if applicable, on a portfolio basis.

Tenant Lease Expirations, page 70

5. We note that the lease expiration table provided on a portfolio basis does not disclose the number of expiring leases or the percentage of gross annual rental represented by the expiring leases. Please revise accordingly.

Recent Developments, page 75

6. Refer to your disclosure of capitalization rates in footnote (5) on page 76. We note that you project forward 12-month NOI for purposes of calculating the capitalization rate, and that the revenues are based on in-place leases. Please expand your description of NOI to clarify the manner in which forward 12-month expenses are estimated and your assumptions regarding occupancy during the forward 12-month period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Jason D. Myers
    Clifford Chance US LLP
    Via facsimile (212) 878-8375